Exhibit 99.1

SILVERCORP METALS INC. (the “Company”)

REPORT OF VOTING RESULTS

This report is filed pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations and relates to the results of voting at the annual general meeting of the Company held on September 26, 2025.

Item Voted Upon	Voting Results
Fixing the number of directors of the Company at six	Resolution passed by requisite majority. Details of the voting were as follows:
	Total shares voted in favour:	107,469,168 (99.31%)
	Total shares voted against:	747,061 (0.69%)
Election of Directors	All nominees proposed by management were elected to serve as directors until the Company’s next annual general meeting by requisite majority. Details of the voting were as follows:
		Votes For		Withheld
	Director	Number	Percentage	Number	Percentage
	Dr. Rui Feng	72,449,788	86.85%	10,967,601	13.15%
	Paul Simpson	69,257,640	83.03%	14,159,749	16.97%
	Yikang Liu	72,679,602	87.13%	10,737,787	12.87%
	Marina Katusa	72,317,897	86.69%	11,099,492	13.31%
	Ken Robertson	82,186,838	98.52%	1,230,551	1.48%
	Helen Cai	82,666,643	99.10%	750,746	0.90%
Appointment of Deloitte LLP as auditors of the Company and authorizing directors to fix their remuneration	Resolution passed by requisite majority. Details of the voting were as follows:
	Total shares voted in favour:	96,761,096 (89.41%)
	Total shares withheld:	11,455,134 (10.59%)
Re-approval of the Company’s share-based compensation plan and all unallocated Awards thereunder	Resolution passed by requisite majority. Details of the voting were as follows:
	Total shares voted in favour:	65,144,151 (78.09%)
	Total shares voted against:	18,273,237 (21.91%)

Dated: September 26, 2025	SILVERCORP METALS INC.

By: “Jonathan Hoyles”
Jonathan Hoyles
General Counsel and Corporate Secretary